United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2018

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Table of Contents:

Press Release	3
Signature Page	4

2

Vale approves the payment of shareholder remuneration

Rio de Janeiro, February 27th, 2018 — Vale S.A. (Vale) informs that, at the Board of Directors meeting  held today, it was approved the payment of shareholder remuneration in the form of interest on equity of R$ 2,539,006,733.78, equivalent to R$ 0.488511766 per outstanding common share, based on the number of outstanding common shares today (5,197,432,081).

The payment of the remuneration will occur on March 15th, 2018 and shareholders will be entitled to remuneration, as follows:

i.                  Record date for the owners of Vale shares traded on the B3 will be on March 06th, 2018 and for holders of American Depositary Receipts (ADRs) traded on the New York Stock Exchange (NYSE) and Euronext Paris will be on March 08th, 2018.

ii.               Vale’s shares will start trading ex-dividends on the B3, NYSE and Euronext Paris as of March 07th, 2018.

iii.            The holders of ADRs will receive the payment through Citibank N.A., the depositary agent for the ADRs, as of March 22nd, 2018.

iv.           According to the Brazilian law, the distribution of interest on equity is subject to the deduction of withholding income tax, except for the exempt beneficiaries that prove meeting the legal conditions for the exemption. Any change in the shareholder register regarding tax residence and profile shall be done until March 09th, 2018, to ensure the accurate withholding tax related to the interest on equity announced today.

The above-mentioned interest on equity will be considered as a component of the minimum remuneration established by Vale’s bylaws related to the period ended on December 31st, 2017. Including the remuneration announced on December 14th, 2017, Vale will pay the total amount of R$ 4,721,473,237.91 to its shareholders, equivalent to R$ 0.908424228 per outstanding common share, regarding the period ended on December 31st, 2017.

The decision to pay the minimum required remuneration reflects a cautious and disciplined approach from Vale and is consistent with Vale’s primary focus to reduce its net debt to US$ 10 billion. A new dividend policy is currently being discussed with the Board of Directors and will be announced by the end of March 2018.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: February 27, 2017		Director of Investor Relations